DLA Piper Rudnick Gray Cary US LLP 1221 S. MoPac Expressway, Suite 400 Austin, Texas 78746-7650 www.dlapiper.com

John J. Gilluly john.gilluly@dlapiper.com T 512.457.7090 F 512.457.7001

October 17, 2006

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 03-06

450 Fifth Street, N.W.

Washington, DC 20549-0306

Re:	Staktek Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Ladies and Gentlemen:

We are writing on behalf of our client, Staktek Holdings, Inc. (the “Company”), as discussed in our telephone conference with the staff of the SEC (the “Staff”) regarding the Company’s amendment to its Form 10-K for the fiscal year ended December 31, 2005 (the “Original 10-K”).

The Company inadvertently omitted from the Original 10-K the signature of the Company’s auditor on its Report of Independent Registered Public Accounting Firm (the “Report”) despite having in its possession at the time of filing (i) a manually signed and dated Report and (ii) a manually signed and dated Consent of Independent Registered Public Accounting Firm. Following notice from the Staff, the Company subsequently filed an amendment to Item 8 of the Original 10-K to include the signature, explained the reasons for the amendment, confirmed items (i) and (ii) above and contained the requisite certifications of the principal executive and financial officers of the Company (the “10-K/A”). The Company confirms again for the Staff that the omission of the auditor’s signature was purely accidental.

Since the filing of the 10-K/A, the Staff has requested the Company file a second amendment restating the Item 8 in its entirety. As we discussed telephonically, the Company did not originally restate Item 8 in its entirety because the Company did not believe the addition of the inadvertently-omitted signature constituted a material change and is concerned that doing so would unnecessarily confuse the market by improperly suggesting that a substantive error existed in the recognition, measurement, presentation or disclosure in the financial statements themselves. However, there was no change to the financial statements, and the omission of the signature did not result from mathematical mistakes, mistakes in the application of GAAP or oversight or misuse of facts that existed when the financial statements were prepared.

In the absence of such a change to the financial statements, the Company believes that its disclosure as currently constructed is less confusing to the market than would be the case if the Company had fully restated Item 8 in an amendment wholly separate from the Original 10-K. In addition, a second amendment at this time would result in more confusion. If a second amendment is filed, investors will need to reconcile the two forms of Item 8 in their review of the Company’s historical disclosure, when the only change is a signature that has been filed and explained.

Serving clients globally

Division of Corporation Finance

October 17, 2006

Page Two

Understanding that the Staff is not bound to prior filings by reporting companies, the Company respectfully submits to the Staff the filings of Great American Financial Resources and Bassett Furniture Industries, Inc. on March 9, 2006 and March 24, 2005, respectively, as examples in which the Staff has permitted similar amendments to correct prior, inadvertent omissions. The Company hopes the Staff understands the Company’s concerns expressed herein and permits similar action by the Company in regards to this matter.

Thank you for your time and consideration to this matter, and please don’t hesitate to contact me at (512) 457-7090 if you have any questions or comments.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

/s/ John J. Gilluly III, PC
John J. Gilluly III, PC
Admitted to practice in Texas

cc:	Stephanie Lucie, Staktek Holdings, Inc.